* AB 3/12

UNI[redacted] 11019715

SECURITIES AND [redacted]

Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2011 WASH, D.C. 189

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seven Points Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 2nd Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Roth 212-760-0760 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/23

OATH OR AFFIRMATION

I, Gary Roth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seven Point Capital, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gary Roth
Signature

OWNER
Title

Marie DiMichele
Notary Public

MARIE DIMICHELE
Notary Public, State of New York
No. 03-4998692
Qualified in Westchester County
Commission Expires July 6, 19 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVEN POINTS CAPITAL, LLC

CONTENTS

SEVEN POINTS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

SEVEN POINTS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash	$ 551,777
Deposits with clearing organization and others	50,109
Receivable from broker-dealers and clearing organizations	314,591
Securities owned, at market value	598,725
Secured demand note collateral account	800,000
Other receivables	148,026
Prepaid and deferred expenses	26,494
Other deposits	20,938
TOTAL ASSETS	$ 2,510,660

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 80,527
Commissions and salaries payable	137,402
Taxes and fees payable	32,272
Payable to broker	586,735
Accrued liabilities	86,822
TOTAL LIABILITIES	923,758
SUBORDINATED LIABILITIES AND SHAREHOLDERS' EQUITY	
Liability subordinated to claims of general creditors	800,000
MEMBER'S EQUITY	786,902
TOTAL SUBORDINATED LIABILITIES AND MEMBERS' EQUIT`	1,586,902
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,510,660

The accompanying notes are an integral part of this statement.

JOHN S. MILLER, CPA
129 4TH PLACE
BROOKLYN, NEW YORK 11231

INDEPENDENT AUDITOR'S REPORT

To the Members of
Seven Points Capital

We have audited the accompanying statement of financial condition of Seven Points Capital, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seven Points Capital, LLC, as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

John S. Miller, CPA

Brooklyn, NY
February 20, 2011

SEVEN POINTS CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Seven Points Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ('FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company is registered with twelve state jurisdictions. The Company is also an Introducing broker ("IB") registered with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA").

The Company was organized as a limited liability company under the laws of the State of New York on March 2, 2007. The Company's principal business activities include executing securities and commodity futures transactions on behalf of customers as an introducing broker, and principal trading municipal securities for its proprietary account. The Company has entered into a Clearing Agreement with another broker/dealer (the "Clearing Broker") which provides for all securities transactions to be cleared through the Clearing Broker on a fully disclosed basis. As a result, the Company is exempt from SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

Securities Transactions - Securities transactions and the related revenue and expenses are recorded on a trade date basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Revenue Recognition - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America. Commissions earned from other trading activities are recorded as transactions are closed between buyers and sellers.

Valuation of Investments - In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 “Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy” (“ASC 820”). SFAS 157 requires the Partnership to classify its assets and liabilities based on valuation methods using three Levels. Level 1 values are based on quoted prices in

active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Partnership's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. As of December 31, 2010, all of the investments held by the Company are classified as Level I securities.

3. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is however, subject to the New York City Unincorporated Business Tax and California Franchise Tax.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010 management has determined that there are no material uncertain income tax positions.

4. RECEIVABLES AND PAYABLES TO CLEARING BROKERS

The clearing and depository operations for customers' and the Company's securities transactions are provided by the Clearing Broker. At December 31, 2010, the amount due from broker-dealers and clearing organizations represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for the transactions of its customers, net of clearing expenses.

The amount payable to the Clearing Broker at December 31, 2010 represents financing of the securities owned.

5. COMMITMENTS AND CONTINGENCIES

The Company leases office space located in New York, New York on a month to month basis. In addition, the Company has an obligation under an operating lease with an initial non-cancelable term of three years ending on January 31, 2011 for premises located in Matawan, New Jersey. For the year ending on December 31, 2011, the rent commitment is $950. The Company shares this expense with one of its registered representatives.

6. CONCENTRATIONS

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts exceed the FDIC insurance limit of $250,000. The Company has not experienced any losses as a result of this policy.

7. SOFT DOLLAR AGREEMENTS

The Company has entered into soft dollar agreements with twelve clients. Through the Company's soft dollar program, clients are able to use commission dollars to pay for qualified services. At December 31, 2010, Deferred Expenses were $13,687 and Accrued Liabilities were $86,822 under these arrangements. For the year ended December 31, 2010, expenses paid by the Company under these soft dollar arrangements were $333,415. These are included in other expenses.

8. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The liability subordinated to the claims of general creditors consists of a subordinated loan agreement in the amount of $800,000 maturing on September 30, 2011. Interest is equal to the interest earned on the securities collateralizing the loan, which will be paid out at the lender's behest. It is the Company's intent to renew the loan.

The subordinated loan has been contributed under an agreement pursuant to the rules and regulations of the Financial Industry Regulatory Authority and the Securities and Exchange Commission.

The subordinated loan agreements can be withdrawn by the lenders only at the stated maturity date or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to l. At December 31, 2010, the Company had net capital, as defined, of $1,363,189 which was $1,263,189in excess of its required net capital of $100,000. The Company's net capital ratio was 0.25 to 1.

10. SUBSEQUENT EVENTS

Events have been evaluated through February 20, 2011, the date that these financial statements were available to be issued and no further information is required to be disclosed.

SEVEN POINTS CAPITAL, LLC

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 (e) (4)
AND SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENT

YEAR ENDED DECEMBER 31, 2010

JOHN S. MILLER, CPA
129 4TH PLACE
BROOKLYN, NEW YORK 11231

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members' of
Seven Points Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Seven Points Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Seven Points Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Seven Points Capital LLC's management is responsible for the Seven Points Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included check register and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John S. Miller, CPA

Brooklyn, NY
February 20, 2011

SEVEN POINTS CAPITAL, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

YEAR ENDED DECEMBER 31, 2010

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT PER REPORT
SIPC-6 general assessment for the first half of the year ended December 31, 2010			
SIPC-7 general assessment for the year ended December 31, 2010	February 20, 2011	6,293	$ 6,293
		$ 6,293	$ 6,293

Name of collection agent: Financial Industry Regulatory Authority

See the accompanying Accountants' Report.